Univoice

Technology Entertainment Software Music B2C

1st mobile app that teaches languages through music; no singing skills required!

UNIVOICE.APP AUSTIN TEXAS





With 20+ years expertise in both language learning + music, I'm presently learning my 5th language and continuing to perform piano + vocals at every opportunity. I'm blending my passion with my Fortune 50 management experience, to fulfill my life purpose of energizing the language-learning process in a way that's equally entertaining + educational.

Sami Halabi Founder | CEO @ Univoice

Why you may want to support us...

1. Core team has 30 yrs in startup experience; early stage employees at 3 startups acquired for ~$1B
2. We've raised $335,000 from 7 angel investors nationwide
3. We're disrupting the $12B online language learning market with scientifically-backed method of music
4. We have exec advisors from Babbel (highest-grossing language app), Spotify, and Pandora on the team
5. Version #1 of our product has drawn avg. time / device / day of 6 minutes (industry avg. = 5 mins)
6. Rated 4.6/5 on Apple Store & 4.7/5 on Play Store
7. We have been nominated for the "Top 50 Tech Innovators & Influencers" award at InterCon 2020
8. Online education & gaming are amongst 'Most Thriving' industries post-COVID

Why investors ❤ us

WE'VE RAISED $360,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sami Halabi

Founder | CEO

Corporate: Contributed to unprecedented 58% annual growth in Fortune 50 demand marketing organization (from $190M → $301M) | Startup: Launched my company during SXSW, the largest music festival in the world, at Louis Black (the Founder's) home

in



Bryan Riester

Head of Product & Operations

Education through gaming development work can be found in middle schools throughout the U.S. | 12+ years in software development & full-stack team management.

in



Greg Nicholson

Head of User Acquisition

NYT Bestselling Author. Helped scale 3 startups from early stage to acquisitions totaling ~$1B (including sale to Microsoft for $300M) | 20+ years in digital marketing and user acquisition experience.

in

In the news

Downloads

- Executive Summary
- Abridged Business Plan
- Product Development Roadmap
- Pitch Deck (Extended)
- [Sample] Social Video Ad
- [Sample] Social Graphics Ad

The Story of Univoice

Though we established the company in 2018, the idea of Univoice has been in my mind and on my heart for decades on end.

From age 6 to 26

Ever since I could crawl, I've been woefully obsessed with 2 things: music & languages. Growing up in a trilingual household (speaking Arabic at home, French at school, & English in society), I was raised with a deep fascination for language and culture. Starting at the age of 6, I began playing piano & singing.

Fast-forward 20 years. Today, I speak 5 languages (aiming for 7 by age 30), and produce / perform music any chance I get.


Frame 4 v2
Watch later
Share
Or even worse, you learn to speak like
a human, not like a textbook?

Learning German through music

By the time I began self-teaching German in high school, I had become disillusioned by the language platforms out there. Every tool was either too academic, impractical in its teachings, repetitive, or didn't stick. Until, one day, I stumbled across a German music playlist. Once I started listening, I couldn't stop. I began picking up vocabulary quickly, tracking grammatical patterns, and couldn't get the songs out of my head. I became conversational in 3 months' time.


Tokio Hotel - 1000 Meere [EXACT ENG TRANSLATION]
Watch later
Share
1000 times through
the infinity
Noch 1000 Mal durch die
Unendlichkeit

Teaching languages through music... gone viral

I started teaching languages the same way I had learned German: through music. After amassing 12 language students from ages 8 to 38 who had raved about my 'learn through music' method, I created an Instagram channel to extend my impact to the masses! Starting a video series, in which I'd write original grammar jingles to familiar Disney tracks, launched my content to virality: 10,000+ views and 150+ comments per post.

Here's a sample video that drew high engagement:


11.6k
112

The 4 German Cases are "Part of Your World"

From passion project to scaling startup

Call it chance, call it destiny. In July of 2018, I attended a networking event, during which a venture partner from the Mercury VC Fund approached me. After a series of questions on my background, we landed at my side hustle of teaching languages.

> *"Why would I hire you as a language teacher?" he asked; "There are millions worldwide."*

> *"Well, my students from ages 8 to 38, love learning through music."*

> *"Through music? Languages through music... Have you thought of turning that into a business?"*

Well, your mind can fill in the rest. One question & realization after another, a company was born. Incorporated in September of 2018, soft launched March of 2019 in Austin, TX, at Louis Black's home - co-founder of the world's largest music festival: SXSW.

Here at Univoice, we've built the 1st mobile app in market that teaches languages exclusively through music. We run on a subscription-based model, in which users have to pay a monthly, weekly, quarterly, or biannual fee to access all featured songs & languages.

In a little over one year of operations, from March 2019 through present day, our team has achieved quite a lot. Milestones include:

- Raised 60% of our pre-seed round through 7 angel investors

- In active partnerships with Google, Nvidia, Lyric Find, and Sony (pending)

- 2500 downloads | 700-750 monthly active users | 3,400 monthly sessions | 6.4 mins avg. time per device per day | all achieved organically, with $0 marketing spend to date

- Over 20 news mentions including CNN coverage of our U.S.-Mexico cross-border concert & MarketWatch announcing a major music licensing deal: https://on.mktw.net/2AalMgd

On behalf of all of us here at Univoice, thank you for reading through and joining us on our journey. Drop by below and say hello to the Dream Team that's made this all possible!

Rock on \m/



How It Works (Overview)
1
Select your target language
2
Choose your music genre
3
Scroll & select your song
4
Follow along translations in your language
5
Sing with artist, get immediate feedback

A 5 Step Guide to Learning With Univoice



HOW WE MAKE MONEY
Freemium
Free of charge
30 minutes / month
Up to 2 languages
1 Week
$2.99 per week
Unlimited access
Unlimited languages
1 Month
$8.99 per month
Unlimited access
Unlimited languages
3 Months
$17.99 total
6 Months
$35.99 total

Our Subscription Business Model


SAMI HALABI
CEO | Founder
A lifelong language learner, Sami has attained fluency in Arabic, German, Spanish, English, and is working on his 5th language, Italian. Having used nearly every language learning tool in the market, Sami has incorporated his 20+ years of industry expertise throughout the product development process, to create a world-class language learning platform that is as entertaining as it is educational. Professionally, Sami has managed multiple teams across Fortune 100 & startup organizations. Incorporating his extensive experience in the Marketing, Sales, and Operations functions, he has a history in building out, hiring for, & managing nimble and highly productive teams.
BRYAN RIESTER
Head of Product & Operations
Bryan is a startup veteran and software developer of 12+ years, with a focus on streaming media. As a developer, he has an aptitude for building gaming / education apps. His past work in education through gaming can be found in middle schools, helping kids learn creative writing. Bryan has been a guest instructor at universities and meetups alike, teaching engineers to construct blockchains from scratch. His
GREG NICHOLSON
Head of User Acquisition
Greg's 20 year career has made him a tech startup veteran, working with numerous startups, including 3 he helped grow from launch to acquisitions, totaling nearly $1 billion as of 2019. He's also worked with Fortune 100 companies such as Microsoft and Oracle. In 2017, he founded an online marketing company called Elevate Business and coauthored a #1 Amazon bestselling book, 'Brilliant Breakthroughs for the Small Business Owner' which was #1 in Entrepreneurship and Small Business. Greg is also a music producer who speaks Japanese and has produced songs for some of Japan's top recording artists.

The Dream Team

Investor Q&A

— COLLAPSE ALL

What does your company do?

Univoice helps you learn a new language through music – no singing skills required! Unlike traditional language apps that teach you 'classroom' speak, Univoice teaches you to speak a new language as it's spoken in the real world - including informal and slang speech. Simply select the language / genre of music you're in the mood for, and start singing along with the artist. As you sing or speak, you will receive instant, color-coded feedback, graded on pronunciation alone (not pitch or tone).

Where will your company be in 5 years?

In 5 years, we are projected to: (1) exceed $33M in annual revenue, (2) have acquired 2-3 niche language learning apps to transition from a 'learn through song' to 'learn through media' platform, (3) penetrate the enterprise and education (K-12) markets, with a unique offering made for corporate or classroom learners, (4) entertain incoming offers to purchase the company (considering that the right buyer comes along, who will successfully and proudly carry forward the Univoice mission)

Why did you choose this idea?

With 20+ years expertise in both language learning + music, I'm presently learning my 5th language and continuing to perform piano + vocals at every opportunity. I'm blending my passion with my Fortune 50 management experience, to fulfill my life purpose of energizing the language-learning process in a way that's equally entertaining + educational.

What is your startup's next major milestone and how are you tracking towards it?

Our next milestone is our app hard launch (projected final quarter of 2020), where we'll be executing on our 6-phased marketing plan: (1) content marketing (2) digital advertising (3) organic influencer marketing (4) paid influencer marketing (5) affiliate marketing (6) app store optimization. We have invested over $100,000 and 14 months into pre-launch planning, through which we've: created 36 pieces of promotional content; compelling collateral that will maximize efficacy & conversion rates of our influencer campaigns; shortlists of right-fit affiliates in the culture, language, and travel spaces; matrices of Apple & Google keywords that will notably improve our organic discoverability in the app store & creative / copy improvement on our app store landing page that will increase conversion rates.

Another smaller, yet equally significant, milestone is acquisition of more popular music. 2 noteworthy strides towards this goal post: (1) we are in the final rounds of a 14-month negotiation cycle with a Top 50 record label, featuring an attractive catalogue with Frank Sinatra, James Taylor, Isaac Hayes, and The Sound of Music soundtrack | (2) we are in conversations with Sony Music's Global Business Development team regarding a custom catalogue agreement, which would afford us access to Billboard tracks and global hits across our supported languages. Expanding the popularity of our song library will greatly improve our user acquisition and retention efforts.

What are your key competitive advantages?

1) We are the only language app in market utilizing music as our core method - which is scientifically proven to be the most effective learning method for long term retention and information recall

2) We are the first to teach slang, idiomatic, and colloquial speech, in addition to proper “textbook” language

3) Our pronunciation accuracy assessment is phonetic based (grading your pronunciation syllable by syllable), while many solutions - even market leaders - do a tonal assessment, which is far less accurate

4) Our app is naturally 'language agnostic'; meaning, if you are a speaker of any of our supported languages, you can learn any of our other supported languages - while other apps must custom create Spanish for French speakers, German for English speakers, Italian for German speakers, etc.

What are your current & future streams of revenue?

Our primary stream is subscription revenue; upon experiencing our 30 min / monthly freemium, users are prompted to purchase a weekly ($2.99), monthly ($8.99), quarterly ($17.99), or biannual ($35.99) subscription.

Our secondary stream will be marketing revenue, in which we will target our free user base through brand-aligned, non-intrusive forms of in-app advertising.

Future state: our tertiary stream will come from licensing out proprietary software currently in production - the first such tool is a content management system for managing transcription, translation, and synchronization of audio files. A second tool we are planning to build is a song-to-text algorithm that will greatly reduce the operational expense of manual transcription & synchronization.